DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

[redacted]

05003796

February 2, 2005

Samuel A. Guess
Assistant General Counsel
Corporate Division
Wal-Mart Stores, Inc.
Corporate Offices
702 S.W. 8th Street
Bentonville, AR 72716-0290

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/2/2005

Re: Wal-Mart Stores, Inc.
Incoming letter dated January 20, 2005

Dear Mr. Guess:

This is in response to your letter dated January 20, 2005 concerning the shareholder proposal submitted to Wal-Mart by People for the Ethical Treatment of Animals. We also have received a letter from the proponent dated January 25, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Dan Shannon
Senior Campaign Coordinator
People for the Ethical Treatment of Animals
501 Front St.
Norfolk, VA 23510

WAL★MART®
LEGAL DEPARTMENT
CORPORATE DIVISION

Corporate Offices
702 S.W. 8TH Street
Bentonville, Arkansas 72716-0290
Phone: (479) 273-4505
Fax: (479) 277-5991

Samuel A. Guess
Assistant General Counsel
Corporate Division
Samuel.guess@wal-mart.com

January 20, 2005

OVERNIGHT DELIVERY
VIA FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Wal-Mart Stores, Inc. — Notice of Intent to Omit from Proxy Materials Shareholder Proposal of People for the Ethical Treatment of Animals

Ladies and Gentlemen:

Wal-Mart Stores, Inc., a Delaware corporation ("Wal-Mart" or the "Company") files this letter under Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of Wal-Mart's intention to exclude a shareholder proposal (the "Proposal") from the proxy materials for Wal-Mart's 2005 Annual Meeting of Shareholders (the "2005 Proxy Materials"). The Proposal was submitted by People for the Ethical Treatment of Animals (the "Proponent"). Wal-Mart asks that the staff of the Division of Corporation Finance of the Commission (the "Staff") not recommend to the Commission that any enforcement action be taken if Wal-Mart excludes the Proposal from its 2005 Proxy Materials for the reasons described below. A copy of the original and revised Proposals and cover letters are attached to this letter as Exhibit A. In accordance with Rule 14a-8(j), six copies of this letter and its attachments are enclosed.

Due to the volume of proxy materials that the Company must produce and distribute to its shareholders, Wal-Mart plans to commence the printing of the 2005 Proxy Materials on or about April 12, 2005 so that it may commence mailing the 2005 Proxy Materials by no later than April 15, 2005. Accordingly, we would appreciate the Staff's prompt advice with respect to this matter.

The Proposal

Wal-Mart received the Proposal on December 7, 2004, which was dated December 6, 2004. The Proposal requests that the Board of Directors of Wal-Mart issue a "report to shareholders by October 2005, prepared at reasonable cost and omitting proprietary information, on the feasibility of requiring its chicken suppliers to phase in controlled-atmosphere killing within a reasonable timeframe, with a focus on the animal welfare and the economic benefits that this technology could eventually bring to all our company's slaughter facilities."

Grounds for Exclusion

Wal-Mart intends to omit the Proposal from its 2005 Proxy Materials on the grounds that the Proponent failed to meet eligibility requirements set forth in Rule 14a-8(b).

The Proponent Failed to Meet Eligibility Requirements Set Forth in Rule 14a-8(b)

Wal-Mart may exclude a shareholder proposal pursuant to Rule 14a-8 if the proponent fails to meet the eligibility requirements set forth in Rule 14a-8(b) and fails to cure such defect after notice thereof within the time period set forth in Rule 14a-8(f).

Rule 14a-8(b)(2) provides that a proponent that does not own its shares of record must provide a written statement from the record holder of its securities verifying that, at the time the proponent submitted the proposal, the proponent continuously held the requisite amount of securities for one year. The Proponent is not a record holder of shares of Wal-Mart Stock. By letter dated December 7, 2004, attached as Exhibit B, Wal-Mart advised the Proponent of the need to prove its eligibility to submit the Proposal and the documentation that would constitute sufficient proof in accordance with Rule 14a-8, and in addition, the Company provided a copy of Rule 14a-8. Wal-Mart's letter also stated that if the Proponent did not comply with these requirements within 14 days, Wal-Mart intended to omit the Proposal from the 2005 Proxy Materials. By letter dated December 9, 2004, the Proponent delivered to Wal-Mart a copy of a letter from Morgan Stanley, attached as Exhibit C, purportedly evidencing its ownership of at least $2,000 in market value of Wal-Mart stock on November 22, 2004. The account statement did not specifically verify that the Proponent had as of December 6, 2004, the date the Proponent submitted the Proposal, owned the requisite number of shares continuously for at least one year prior to the date the Proponent submitted the Proposal. Accordingly, the Proponent failed to comply with the eligibility requirements within the 14-day time period set forth in Rule 14a-8(f).

The Staff has previously addressed the timing of a proponent's verification of its ownership of company shares. In Staff Legal Bulletin No. 14, Section C.1.c.(3) ("SLB 14"), the Staff explained that if a shareholder submits his or her proposal to a company on June 1, a statement from the record holder verifying that the shareholder owned the securities continuously for one year as of May 30 of the same year does not demonstrate sufficiently continuous ownership of the securities as of the time he or she submitted the proposal. Thus, since the Staff has confirmed that a one-day discrepancy between the date of the proposal and the date of the evidence of share ownership makes the proposal ineligible for submission, Wal-Mart submits that the 15-day discrepancy in the instant case likewise makes the Proposal ineligible for submission. *Id.*

In light of the fact that the Proponent has not met the above-described eligibility requirement to submit a shareholder proposal and has failed to provide the required documentary evidence of ownership within 14 days after receipt of notice thereof from Wal-Mart, Wal-Mart has concluded that it may exclude the Proposal from the 2005 Proxy Materials pursuant to Rule 14a-8(b) and (f). The Staff has previously granted no-action in situations where the proponent's evidence of share ownership was similarly deficient; *See, e.g.,* Telular Corporation (December 5, 2003) ("We note that the proponent appears to have failed to supply, within 14 days of receipt of Telular's request, documentary support sufficiently evidencing that he continuously held Telular's securities for the one-year period required by Rule l4a-8(b).").

Conclusion

Based on the foregoing representations, Wal-Mart hereby requests that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded from Wal-Mart's 2005 Proxy Materials. Should you disagree with the conclusions set forth herein, we would appreciate the opportunity to confer with you prior to the issuance of the Staff's response. Moreover, Wal-Mart reserves the right to submit to the Staff additional bases upon which the Proposal may properly be excluded from the 2005 Proxy Materials.

By copy of this letter, the Proponent is being notified of Wal-Mart's intention to omit the Proposal from its 2005 Proxy Materials.

Please acknowledge receipt of this letter by date-stamping the accompanying acknowledgment copy and returning it to the undersigned in the self-addressed postage pre-paid envelope provided. Please call the undersigned at (479) 277-3302 or Jeffrey J. Gearhart, Vice President and General Counsel, at (479) 277-2345 if you require additional information or wish to discuss this submission further.

Thank you for your consideration.

Respectfully Submitted,

Samuel A. Guess

Samuel A. Guess

cc: People for the Ethical Treatment of Animals
Dan Shannon
501 Front St.
Norfolk, VA 23510
(757) 622-7382

Enclosures

EXHIBIT A

January 18, 2005

Samuel A. Guess
Assistant General Counsel, Corporate Governance
Wal-Mart Stores, Inc.
702 S.W. 8th Street
Bentonville, Arkansas 72716-0215

PETA
PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
757-622-PETA
757-622-0457 (FAX)
PETA.org
info@peta.org

Dear Mr. Guess:

Thank you for your letter of January 7, 2005 regarding PETA's shareholder proposal. I apologize for the lateness of my reply, but I have only just received your letter, which was sent to an incorrect fax number. For future reference, please keep my fax number on file; it is 757-628-0784.

PETA is happy to make most of the suggested changes to our shareholder proposal, and you will find those changes noted in an updated copy of the proposal which I have enclosed in this letter. I have briefly explained PETA's response to each of the requested changes below:

- **Re: the wording "all our company's slaughter facilities"**

We have amended the wording to read "all our company's slaughterhouse suppliers."

- **Re: the "other companies" that are exploring CAK technology**

McDonald's Corporation has recently announced that it is exploring this new technology, and PETA has amended the proposal to name that company specifically. I have also enclosed a news article reporting what McDonald's is doing to explore CAK for your consideration.

- **Re: the expert who has called CAK "the most stress-free, humane method of killing poultry ever developed"**

The expert in question is Dr. Ian Duncan, who has earned a Ph.D. in animal science and holds the Chair of Animal Welfare at the University of Guelph. Dr. Duncan is an internationally-recognized expert in bird welfare—he sits on KFC's animal welfare panel and the Humane Farm Animal Care advisory committee (under the auspices of the Humane Society of the United States, ASPCA, et al) and PETA has amended the proposal to name him specifically. I have also enclosed a report citing this quote for your consideration.

- **Re: the "worker and food safety implications" of CAK technology**

The proposal has been amended to name some of the specific worker and food safety implications of CAK technology. I have also enclosed a report which outlines these potential benefits for Wal-Mart in greater detail. Furthermore, it may interest you to know that nitrogen and argon are not "lethal gasses," but in fact harmless—the air you are breathing right now is 78% nitrogen and contains argon as well. As explained in more detail in the enclosed report, nitrogen and argon do not poison the birds; they simply mask the lack of oxygen in the air the birds are breathing. It is lack of oxygen that kills the birds, not the presence of any toxic or aversive gasses.

- **Re: the wording "the facilities that supply our company with animal products are still home to abuses that most decent people would deem unacceptable"**

We would be willing to change this to "the facilities that supply our company with animal products are still home to abuses that would be prosecutable under cruelty to animals and humane slaughter laws if these were dogs, cats, or even pigs or cattle," if you prefer.

More than 95 percent of Americans want to see animals protected from abuse (Gallup 2003), and more than 80 percent say that farmed animals should have strong protection (Zogby 2004). Yet birds in slaughterhouses have no protection, and the abuses that they suffer would be felonies if they were perpetrated against dogs or cats, and would be prosecutable under the Humane Slaughter Act of 1982 if to the victims were cows or pigs.

Standard industry practices include slicing the beaks off of baby chicks without painkillers, housing pregnant pigs in metal stalls that are so small that they cannot even turn around or lie down comfortably, castrating animals (ripping their testicles from their scrotums) without pain relief, and, for chicken slaughter, snapping fully conscious animals into metal shackles, slicing their throats open, and immersing them in scalding hot water, all while many of them are still fully conscious. And these are but a few examples of the cruelties that animals endure in factory farms and slaughterhouses today. I would be happy to discuss this with you further. Otherwise, please use whichever wording you prefer from the two options.

Please confirm within one week of your receipt of this letter that the amendments PETA has agreed to make to the proposal meet with Wal-Mart's approval. Thank you for your time and your attention to this matter.

Sincerely,

Dan Shannon
Senior Campaign Coordinator

Shareholders' Resolution

This proposal is submitted by People for the Ethical Treatment of Animals (PETA), which owns 66 shares of Wal-Mart stock.

Our company has stated that it takes animal welfare seriously and claims to have a program in place to audit its factory farm and slaughterhouse suppliers. Wal-Mart should be commended for these steps. However, the facilities that supply our company with chicken products are still home to abuses that would be prosecutable under cruelty to animals and humane slaughter laws if these were dogs, cats, or even pigs or cattle. Our company has taken some laudable first steps to address these issues, but there is much work left to be done.

One area in which much improvement is needed is that of chicken slaughter. Currently, chickens raised for Wal-Mart are hung upside-down by their often-injured legs in painful metal shackles and run through an electrified stun bath that often gives them painful shocks without rendering them insensible to pain. Many are still fully conscious when their throats are slit or when they are dunked into tanks of scalding-hot water for feather removal. Clearly, there are major animal welfare concerns with this outdated process.

Other companies, such as McDonald's and Wendy's, are starting to explore a new slaughter technology known as controlled-atmosphere killing (CAK), which eliminates most—if not all—of these concerns. When using CAK, chickens are placed into a controlled environment where the oxygen they are breathing is slowly replaced with an inert gas, such as nitrogen, putting the birds to sleep quickly and painlessly. CAK is a USDA-approved method of slaughtering chickens and has been described by animal welfare expert Dr. Ian Duncan "the most stress-free, humane method of killing poultry ever developed." The technology also has positive worker and food safety implications, such as reduced rates of worker injury and improved shelf-life and carcass quality, and it has been shown that the resulting savings would recoup the initial investment in a year and a half or less.

CAK is perhaps the single most important scientific advance in the field of chicken slaughter, and since our company has acknowledged that animal welfare is an important issue, it has a responsibility to fully explore any such advances.

Resolved:
Shareholders request that the board of directors issue a report to shareholders by October 2005, prepared at reasonable cost and omitting proprietary information, on the feasibility of requiring its chicken suppliers to phase in controlled-atmosphere killing within a reasonable timeframe, with a focus on the animal welfare and economic benefits that this technology could eventually bring to all our company's slaughter house suppliers.

December 6, 2004

Thomas D. Hyde, Secretary
Wal-Mart Stores, Inc.
702 SW 8th St.
Bentonville, AR 72716

Rec'd 12.7.04

PeTA
PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
757-622-PETA
757-622-0457 (FAX)
PETA.org
info@peta.org

Dear Mr. Hyde:

Attached to this letter is a shareholder proposal submitted for inclusion in the proxy statement for the 2005 annual meeting. Also enclosed is a letter from People for the Ethical Treatment of Animals' (PETA) brokerage firm, Morgan Stanley, confirming ownership of 66 shares of Wal-Mart Stores, Inc. common stock acquired more than two years ago. PETA has held these shares continuously for more than two year and intends to hold them through and including the date of the 2005 annual shareholders meeting.

Please contact the undersigned if you need any further information. If Wal-Mart Stores, Inc. will attempt to exclude any portion of this proposal under Rule 14a-8, please advise me within 14 days of your receipt of this proposal. I can be reached at 757-962-8253, or via e-mail at DanS@peta.org.

Sincerely,

Dan Shannon
Senior Campaign Coordinator

enclosures

AN INTERNATIONAL ORGANIZATION DEDICATED TO PROTECTING THE RIGHTS OF ALL ANIMALS

Shareholders' Resolution

This proposal is submitted by People for the Ethical Treatment of Animals (PETA), which owns 66 shares of Wal-Mart stock.

Our company has stated that it takes animal welfare seriously and claims to have a program in place to audit its factory farm and slaughterhouse suppliers. Wal-Mart should be commended for these steps. However, the facilities that supply our company with animal products are still home to abuses that most decent people would deem unacceptable. Our company has taken some laudable first steps to address these issues, but there is much work left to be done.

One area in which much improvement is needed is that of chicken slaughter. Currently, chickens raised for Wal-Mart are hung upside-down by their often-injured legs in painful metal shackles and run through an electrified stun bath that often gives them painful shocks without rendering them insensible to pain. Many are still fully conscious when their throats are slit or when they are dunked into tanks of scalding-hot water for feather removal. Clearly, there are major animal welfare concerns with this outdated process.

Other companies are starting to explore a new slaughter technology known as controlled-atmosphere killing (CAK), which eliminates most—if not all—of these concerns. When using CAK, chickens are placed into a controlled environment where the oxygen they are breathing is slowly replaced with an inert gas, such as argon or nitrogen, putting the birds to sleep quickly and painlessly. CAK is a USDA-approved method of slaughtering chickens and has been described by animal welfare experts as "the most stress-free, humane method of killing poultry ever developed." The technology also has positive worker and food safety implications, and it has been shown that the resulting savings would recoup the initial investment in a year and a half or less.

CAK is perhaps the single most important scientific advance in the field of chicken slaughter, and since our company has acknowledged that animal welfare is an important issue, it has a responsibility to fully explore any such advances.

Resolved:
Shareholders request that the board of directors issue a report to shareholders by October 2005, prepared at reasonable cost and omitting proprietary information, on the feasibility of requiring its chicken suppliers to phase in controlled-atmosphere killing within a reasonable timeframe, with a focus on the animal welfare and economic benefits that this technology could eventually bring to all our company's slaughter facilities.

PETA
PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
757-622-PETA
757-622-0457 (FAX)
PETA.org
info@peta.org

EXHIBIT B

WAL★MART®
LEGAL DEPARTMENT

CORPORATE DIVISION

CORPORATE OFFICES
702 S.W. 8TH Street
Bentonville, Arkansas 72716-0215
Telephone: (479) 273-4505
Facsimile: (479) 277-5991

Samuel A. Guess
Assistant General Counsel, Corporate Governance

December 7, 2004

VIA FEDERAL EXPRESS

Dan Shannon
Senior Campaign Coordinator
PETA
501 Front St.
Norfolk, VA 23510

Dear Shannon:

On December 7, 2004, we received your shareholder proposal requesting that Wal-Mart Stores, Inc. ("Wal-Mart" or the "Company") issue a feasibility report regarding its poultry suppliers. Under the Securities and Exchange Commission's Rule14a-8, a copy of which is attached hereto as Exhibit A, you must meet certain requirements to be eligible to submit a shareholder proposal to Wal-Mart for consideration of possible inclusion in the 2005 Proxy Statement.

The Company is unable to verify that you are a record holder of shares of Wal-Mart stock. If you hold beneficially shares of Wal-Mart stock with at least $2,000 in market value, you must submit a written statement that you intend to continue holding your stock through the date of the Company's annual meeting, and you must submit either:

- a written statement from the record holder of your Wal-Mart stock (usually a broker or bank) verifying that, at the time you submitted your proposal, you have continuously held your Wal-Mart stock for at least one year; or

- a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting your ownership of Wal-Mart stock as of or before the date on which the one-year eligibility period begins and your written statement that you have continuously held the required number of shares of stock for the one-year period as of the date of the statement.

Finally, to comply with Rule 14a-8, your response to this request for additional information must be postmarked, or transmitted electronically, within 14 days of receiving this letter.

Sincerely,

Samuel A. Guess

EXHIBIT A

Shareholder Proposals

§240.14a-8.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper under state law*: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law*: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules*: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest*: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance*: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority*: If the company would lack the power or authority to implement the proposal;

(7) *Management functions*: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election*: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) *Conflicts with company's proposal*: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented*: If the company has already substantially implemented the proposal;

(11) *Duplication*: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions*: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends*: If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree**

with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

EXHIBIT C

PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
757-622-PETA
757-622-0457 (FAX)
PETA.org
info@peta.org

December 9, 2004

Samuel A. Guess
Assistant General Counsel, Corporate Governance
Wal-Mart Stores, Inc.
702 S.W. 8th Street
Bentonville, AR 72716-0215

Dear Mr. Guess,

In response to your letter of December 10, regarding PETA's shareholder proposal, please find enclosed a letter from PETA's brokerage firm Morgan Stanley confirming PETA's status as a Wal-Mart shareholder for at least one year. This should satisfy your request for the following:

> a written statement from the record holder of your Wal-Mart stock (usually a broker or bank) verifying that, at the time you submitted your proposal, you have continuously held your Wal-Mart stock for at least one year

Please feel free to contact me if this does not meet your requirements, and if Wal-Mart Stores, Inc. will attempt to exclude any portion of this proposal under Rule 14a-8, please advise me within 14 days of your receipt of this letter.

Sincerely,

Dan Shannon
Senior Campaign Coordinator

9812 Falls Road, Suite 123
Potomac, MD 20854

toll-free 888 587 6565
tel 301 765 6460
fax 301 765 6464

MorganStanley

November 22, 2004

Mr. Thomas D. Hyde
Secretary
Wal-Mart Stores, Inc.
702 Southwest 8th Street
Bentonville, AR 72716-0215

Re: Shareholder Proposal

Dear Secretary Thomas D. Hyde:

Morgan Stanley is the record holder of 66 shares of Wal-Mart Stores, Inc. common stock held on behalf of People for the Ethical Treatment of Animals. People for the Ethical Treatment of Animals acquired these shares on May 9, 2002 and have held them continuously and without interruption since that time.

Sincerely,

Jim Steiner

TOTAL P.02

January 25, 2005

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth St., N.W.
Washington, DC 20549

Re: Shareholder Proposal by People for the Ethical Treatment of Animals ("PETA") for Inclusion in the 2005 Proxy Statement of Wal-Mart

Via e-mail: cfletters@sec.gov

Ladies and Gentlemen:

This letter is filed in response to a letter dated January 20, 2005, submitted to the SEC by Wal-Mart ("Wal-Mart" or "the Company"). The Company seeks to exclude from its 2005 proxy statement a proposal sponsored by PETA. The Company asks the Staff to take no action if Wal-Mart excludes PETA's shareholder proposal from its 2005 proxy statement.

PETA filed its shareholder proposal with Wal-Mart on December 7, 2004.

Wal-Mart refers to PETA's brokerage firm Morgan Stanley's letter dated November 22, 2004, as the grounds for its no action request. That letter was sent to Wal-Mart on December 9, 2004. Wal-Mart's argument is as follows: "The account statement did not specifically verify that the Proponent [PETA] had as of December 6, 2004, the date the Proponent submitted the Proposal, owned the requisite number of shares continuously for at least one year prior to the date the Proponent submitted the Proposal."

Morgan Stanley's letter certifies that "People for the Ethical Treatment of Animals acquired these shares on May 9, 2002 and have held them continuously and without interruption since that time." The entire basis for Wal-Mart's no action letter is that the certifying letter from Morgan Stanley is dated November 22, 2004, and not December 7, 2004. No other eligibility requirements are at issue. In fact, PETA has owned its shares for nearly three years and continues to own them to this day.

Attached to this letter is a letter from Morgan Stanley certifying that PETA owned its shares of Wal-Mart on December 7, held them continuously since May of 2002, and holds them to this day.

Accordingly, we urge the Staff to consider substance over form and decline to concur with the Company's opinion that the resolution can be omitted. Please contact the undersigned if you have any questions or comments.

PeTA
PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
757-622-PETA
757-622-0457 (FAX)
PETA.org
info@peta.org

Sincerely,

Dan Shannon
Senior Campaign Coordinator

cc: Samuel A. Guess, Asst. Gen. Counsel
Wal-Mart Stores Inc.

9812 Falls Road, Suite 123
Potomac, MD 20854

toll-free 888 587 6565
tel 301 765 6460
fax 301 765 6464

MorganStanley

January 25, 2005

Mr. Thomas D. Hyde
Secretary
Wal-Mart Stores, Inc.
702 Southwest 8th Street
Bentonville, AR 72716-0215

Re: Shareholder Proposal

Dear Secretary Thomas D. Hyde:

Morgan Stanley is the record holder of 66 shares of Wal-Mart Stores, Inc. common stock held on behalf of People for the Ethical Treatment of Animals (PETA). PETA acquired 46 of these shares on May 9, 2002 and 20 of these shares on August 08, 2002. In addition to holding these shares on December 7, 2004, PETA has held them continuously and without interruption since their acquisition date to this date, January 25, 2005.

Sincerely,

Jim Steiner

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 2, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Wal-Mart Stores, Inc.
Incoming letter dated January 20, 2005

The proposal relates to a feasibility report.

There appears to be some basis for your view that Wal-Mart may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of Wal-Mart's request, documentary support sufficiently evidencing that it satisfied the minimum ownership requirement for the one-year period as of the date that it submitted the proposal as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Wal-Mart omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Robyn Manos
Special Counsel